RELEASE:          August 27, 1999

FOR:              Church & Dwight Co., Inc.
                  469 North Harrison Street
                  Princeton, NJ  08543-5297

CONTRACT:         Mark Bilawsky
                  Vice President, General Counsel, and Secretary
                  Church & Dwight Co., Inc.
                  (609) 683-7022

CHURCH & DWIGHT CO. INC. ADOPTS SHAREHOLDER RIGHTS PLAN
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PRINCETON,  NJ, AUGUST 27, 1999 - Church & Dwight Co., Inc. (NYSE:CHD) announced today that its Board of Directors adopted a Shareholder Rights Plan. This action essentially reinstates a Shareholder Rights Plan originally enacted in 1989, which had terminated. The Shareholder Rights Plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire CHD at a price determined to be inadequate by the Board of Directors.

In connection with the adoption of the Shareholder Rights Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of CHD Common Stock. Each right, which is not presently exercisable, entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $200.00. In the event that any person acquires 20% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price. In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board retains the power to redeem the rights for a set amount.

The rights will be issued on September 13, 1999, payable to shareholders of record at the close of business on that date. The rights will expire on September 13, 2009. The issuance of rights is not taxable to CHD's shareholders. In conjunction with the issuance, details of the rights are contained in a letter which is being mailed to all of CHD's shareholders. For further information, please contact Mark Bilawsky, Vice President and General Counsel at
(609) 683-7022.